Analex Corporation 2677 Prosperity Avenue Suite 400 Fairfax, VA 22031 703.852.4000

Sterling E. Phillips, Jr.

Chairman and Chief Executive Officer

January 30, 2007

Fellow Shareholders:

We are pleased to inform you that on January 20, 2007, Analex Corporation (“Analex”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QinetiQ North America Operations LLC (“Parent”), a Delaware limited liability company, and Apollo Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”). Parent and Merger Sub are subsidiaries of QinetiQ Group plc, a publicly-traded international defense and security technology company organized under the laws of the United Kingdom and Wales.

Under the terms of the Merger Agreement, Merger Sub is commencing today a tender offer to purchase all of Analex’s issued and outstanding shares of common stock at a price of $3.70 per share, net to tendering shareholders in cash, without interest and subject to applicable tax withholdings. The tender offer is currently scheduled to expire at 12:00 o’clock midnight, New York City time, on February 27, 2007. Following the successful completion of the tender offer, Merger Sub will be merged with and into Analex, and Analex will become a wholly owned subsidiary of Parent. All of the shares of Analex common stock not purchased in the tender offer (other than shares held by Parent and any of its subsidiaries, including Merger Sub, and, if applicable, dissenting shareholders) will be converted in the merger into the right to receive the same consideration paid in the tender offer, without interest.

Analex’s Board of Directors has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Analex and Analex’s stockholders; and (2) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, Analex’s Board of Directors recommends that you tender your shares of common stock to Merger Sub pursuant to the tender offer.

In arriving at its recommendations, Analex’s Board gave careful consideration to a number of factors that are described in the enclosed Solicitation/ Recommendation Statement on Schedule 14D-9, including, among other things, the opinions of BB&T Capital Markets | Windsor Group and Raymond James & Associates to the effect that, as of the date of such opinions, the consideration to be received pursuant to the tender offer and the merger was fair to Analex shareholders from a financial point of view.

Also accompanying this letter is a copy of Merger Sub’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of common stock. These documents set forth the terms and conditions of Merger Sub’s tender offer and provide instructions as to how to tender your shares of common stock. We urge you to read each of the enclosed materials carefully.

Very truly yours,

Sterling E. Phillips, Jr.

Chairman and Chief Executive Officer